Legacy Reserves LP

303 W. Wall Street, Suite 1800

Midland, Texas 79701

December 4, 2013

Via EDGAR
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Legacy Reserves LP
Registration Statement on Form S-4
Filed October 11, 2013
File No. 333-191703

Dear Mr. Schwall:

Set forth below are the responses of Legacy Reserves LP, a Delaware limited partnership (“Legacy,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 6, 2013, with respect to Legacy’s Registration Statement on Form S-4 filed with the Commission on October 11, 2013, File No. 333-191703 (our “Form S-4”).

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

General

1.                                      Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until all issues concerning the outstanding comments on your Form 10-K for the fiscal year ended December 31, 2012, have been resolved.

We acknowledge that you will not be in a position to consider, and we will not make, a request for acceleration of effectiveness of the registration statement until all issues concerning the outstanding comments on our Form 10-K for the fiscal year ended December 31, 2012 are resolved.

Exhibit 5.1

2.                                      Please obtain and file a new or revised opinion in which counsel clarifies whether both references to “such parties” in the last sentence of the first paragraph of page 2 could include any of the Obligors. As currently drafted, it is unclear whether the references to “such parties” signify “such parties (other than the Obligors),” as the first part of the sentence could suggest. If the references could include the Obligors, this would be inconsistent with the limitations on assumptions for such opinions. Please see Section II.B.3.a of Staff Legal Bulletin No. 19 (CF), which is available at www.sec.gov/interps/legal/cfslb19.htm .

Legacy has obtained and filed a revised opinion with Amendment No. 1 to the Form S-4 today.

*******

Legacy acknowledges the following:

•                        Legacy is responsible for the adequacy and accuracy of the disclosure in the filing;

•                        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                        Legacy may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing to the undersigned at 432-689-5200 or George J. Vlahakos at 713-220-4351.

Sincerely,

/s/ James Daniel Westcott
James Daniel Westcott
Chief Financial Officer